September 2, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated July 17, 2002 (Release Nos. 35-27551, 70-10060), the undersigned hereby notifies the Commission that Standard & Poor's Rating Service ("S&P") downgraded the Corporate Credit Rating of Progress Energy, Inc. ("Progress Energy") from BBB+ to BBB and its Senior Unsecured Debt rating from BBB to BBB- on August 29, 2003. The short term rating of A-2 was affirmed and the outlook is revised to stable, from negative.

         S&P's report stated that the lower rating reflects principally a weakened financial performance stemming from the overcapacity in the Southeast, compounded by economic downturn and a higher financial leverage. The company's tax-advantaged synthetic fuel business also has the effect of reducing the company's cash flow in the near term.

         S&P's report also stated that the outlook reflects the stable nature of the regulated utilities and the reasonably predictive financial performance of Progress Energy over the next several years. While the tax-driven synthetic fuel operations are expected to somewhat weaken Progress Energy's cash flow protection measures over the next few years, S&P recognizes that there is a long-term benefit to such investment.



                                          Very truly yours,

                                          PROGRESS ENERGY, INC.



                                          By:   /s/ Thomas R. Sullivan
                                              ---------------------------
                                                Thomas R. Sullivan
                                                Treasurer